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January 31, 2007

VIA EDGAR AND COURIER

Rolaine Bancroft

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	Sabre Holdings Corporation
Preliminary Proxy Statement on Schedule 14A
File No. 001-12175

Dear Ms. Bancroft:

On behalf of Sabre Holdings Corporation (the “Company”), we are responding to the oral requests received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) in a phone call on January 19, 2007.

We represent the Company. To the extent our response relates to information concerning any of Sovereign Holdings, Inc. (“Holdings”), Sovereign Merger Sub, Inc. (“Merger Sub”), Texas Pacific Group and TPG Partners V, L.P. (collectively, “TPG”), or Silver Lake Partners and Silver Lake Partners II, L.P., (collectively, “Silver Lake”), such response is included in this letter based on information provided to the Company and us by such other entities or persons or their respective representatives.

You have requested that we provide you with further detail and analysis regarding our determination that the acquisition of the Company by TPG and Silver Lake (the “Merger”) pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 12, 2006, by and among the Company, Holdings and Merger Sub does not qualify as a “Rule 13e-3 Transaction” pursuant to Rule 13e-3 under the Securities Exchange Act of 1934, as amended.

We respectfully advise the Staff that we believe that the proposed Merger does not constitute a “Rule 13e-3 Transaction” within the meaning of Rule 13e-3, or that TPG, Silver Lake, Parent or Merger Sub are affiliates of the Company or that our executive officers, Mr. Michael S. Gilliland (the “Chief Executive Officer”), Mr. Jeffery M. Jackson, Mr. David A. Schwarte, Mr. John S. Stow, Mr. Thomas Klein, Ms. Michelle Peluso, and Mr. Mark Miller (collectively, the “Company Executives”) are affiliates of TPG, Silver Lake, Parent or Merger Sub. Accordingly, we do not believe that any of TPG, Silver Lake, Parent, Merger Sub or the Company Executives are Schedule 13E-3 filing persons in connection with the Merger.

January 31, 2007

Rule 13e-3 defines a “Rule 13e-3 Transaction” as a “purchase of any equity security by the issuer of such security or by an affiliate of such issuer.” The rule defines an “affiliate” of the issuer as a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer. As noted in Section II.D.3 of the Division of Corporate Finance’s Current Issues and Rulemaking Projects Outline dated November 14, 2000 (the “Outline”), “control” for purposes of this definition has the meaning set forth in Exchange Act Rule 12b-2, that is “… possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through ownership of voting securities, by contract, or otherwise.” We note that the element of “control” that is fundamental to the concept of an “affiliate” as defined by Rule 13e-3 is dependent upon specific facts and circumstances. We do not believe that the facts and circumstances of the current situation are sufficient to properly characterize TPG, Silver Lake, Parent or Merger Sub as an “affiliate” of the Company or any of the Company Executives as “affiliates” of TPG, Silver Lake, Parent or Merger Sub such that the Merger would constitute a “Rule 13e-3 Transaction.”

We think it is clear that neither TPG nor Silver Lake is an affiliate of the Company, either directly or through Parent or Merger Sub. None of TPG, Silver Lake, Parent or Merger Sub (i) owns any equity securities in the Company, (ii) has any representation on the Company’s Board of Directors (or the right to appoint any representatives to the Board), or (iii) has any other commercial relationship that is indicative of control of, or of being under common control with, the Company. Further, as described under the “Background of the Merger” section of the preliminary proxy statement, the Company, as directed by its Board of Directors, whose members are all independent except for the Chief Executive Officer1, conducted a fulsome private auction process in which it contacted numerous parties, and engaged in meaningful discussions with several competing bidders. The Board of Directors accepted the highest offer that resulted from that process, which was the TPG and Silver Lake final offer of $32.75 per share.

Further, we believe that TPG, Silver Lake, Parent or Merger Sub are not affiliates of the Company due to any relationship with the Company Executives. As described in the Outline, the key question is whether members of management that are affiliates of the issuer can be considered to be affiliates of the purchaser and hence on “both sides of the transaction,” making the purchaser also an affiliate of the issuer. We believe that no Company Executive possesses in any respect any indicia of control of Parent or Merger Sub, and neither Parent nor Merger Sub are under common control with the Company or any Company Executive. In reaching this conclusion, we have placed significant weight on the arm’s length nature of the auction process conducted by the Board of Directors. That process ensured that management remained neutral by directing the Company Executives not to agree to work exclusively with any one or more bidders or otherwise align themselves with any bidder, and by directing the bidders and all Company management, including the Company Executives, from engaging in any discussions about compensation and equity arrangements or otherwise communicating any bidder proposals

[1]	The Chief Executive Officer abstained from voting on the approval of the Merger Agreement and the Merger to ensure a neutral and fully independent vote.

January 31, 2007

with respect to such matters prior to the signing of a merger agreement. When the Board considered the approval of the Merger, our Chief Executive Officer, the sole Director who is also a Company Executive, took the additional step of abstaining from the Board vote so that the Merger would be the result of fully independent director action.

We believe that analysis of the following factors relevant to a determination of whether management is “on both side” of a transaction, including such factors which the Staff has specifically highlighted in both the Outline and the Manual of publicly Available Telephone Interpretations (July 1997), further support our conclusion when applied to the facts and circumstances of the Merger.

•	Pre-Signing Prohibition on Certain Communications by Management with TPG or Silver Lake.

•	As described under the “Background of the Merger” section of the preliminary proxy statement, early in the auction process the Board of Directors of the Company established strict guidelines, requiring strict neutrality on the part of management throughout the sale process and prohibiting members of management from engaging in any discussion or negotiations with any bidders regarding their post-closing compensation, employee benefits or equity ownership of the surviving entity. Accordingly, before signing the Merger Agreement, there were no discussions whatsoever at any time between any bidder, including TPG and Silver Lake, and the Company Executives regarding such matters, or post-closing equity or the post-closing governance structure. Since the Merger Agreement was signed, no such discussions occurred until January 2007, at which time certain Company Executives began discussing post-closing compensation and other related matters with representatives of TPG and Silver Lake. As of today, there are no agreements between TPG and Silver Lake, on the one hand, and any Company Executive, on the other hand, regarding post-closing employment or equity awards.

•	Equity Participation of Management in Parent or the Surviving Corporation.

•	TPG and Silver Lake have indicated that they expect certain Company Executives to exchange a significant portion of their common stock for and/or to invest a portion of the cash merger consideration they receive in the Merger into, common stock of Parent on the same terms and valuation as TPG and Silver Lake. TPG and Silver Lake and such Company Executives are currently in discussions on this topic, but no agreements have been reached as to the amounts or proportions of a roll-over, if any. However, if the Company Executives were to roll-over equity interests currently held and invest cash merger consideration to be received pursuant to most recently received proposal from TPG and Silver Lake, in no event would the Company Executives hold in the aggregate more than 2% of Parent’s capital stock on a fully diluted basis pursuant to such roll-over.

•	While the terms and conditions of equity incentive plans are still in the preliminary stages of negotiations, TPG and Silver Lake have proposed to establish after the Merger closes an option pool subject to vesting upon the passage of time and/or the achievement of future performance targets. It is expected that the Company Executives would receive a portion of the options granted from such pool. Options granted would have a strike price equal to TPG’s and Silver Lake’s cost basis per share of common stock of Parent, and thus would be linked to increases in the value of the surviving corporation. No options issued under the new equity plan would be vested and exercisable as of the closing. Notwithstanding the communication of these general features of post-closing equity awards, no agreements have been reached.

•	No Increases in Consideration to be Received by Management.

•	Although no specific terms have been discussed between the Company Executives and TPG and Silver Lake, TPG and Silver Lake have stated that they expect the Company Executives to generally receive salaries and bonuses consistent with their pre-closing compensation packages. No material increases in annual compensation have been proposed.

•	No Alterations in Management’s Executive Agreements.

•	Although discussions have now begun on the outline of general terms that would be offered to Company Executives by TPG and Silver Lake, discussions concerning replacement employment and retention agreements for any particular Company Executive have occurred only as to the Chief Executive Officer. On January 3, 2007, the Company’s Chief Executive Officer held a preliminary discussion with representatives of TPG and Silver Lake regarding their compensation philosophy. A high-level, follow-up discussion occurred between the Chief Executive Officer and representatives of TPG and Silver Lake on January 23, 2007 regarding TPG and Silver Lake’s contemplated approach with respect to the current management of the Company, including the Company Executives. Neither discussion resulted in any agreements or understandings with respect to such matters.

January 31, 2007

•	Representation of Management on the Board of Parent or the Surviving Corporation.

•	Before signing the Merger Agreement, there were no discussions whatsoever with respect to whether any Company Executive would serve on the Board of Directors of Parent or the surviving corporation following the consummation of the Merger. Notwithstanding the foregoing, following the signing of the Merger Agreement there have been certain general and preliminary discussions with representatives of TPG and Silver Lake regarding their philosophy on this matter. As of the date hereof, no agreements have been reached.

Based on the foregoing, which illustrate that no Company Executive currently owns any equity interest in Parent nor is otherwise able to directly or indirectly exercise “control” of Parent within the meaning of Exchange Act Rule 12b-2, we respectfully submit that the Company Executives are not “affiliates” who are “on both sides” of a transaction. We accordingly conclude that neither the Company nor any Company Executive is an affiliate of TPG, Silver Lake, Parent or Merger Sub and, therefore, that the Merger does not constitute a “Rule 13e-3 Transaction.”

* * * * * * *

As requested by the Staff, we are also enclosing the complaints for the matters referenced under the “Litigation” section of the preliminary proxy statement.

Should you have any questions or comments regarding our response, please do not hesitate to contact me at (212) 906-1749, or by email at david.allinson@lw.com.

Very truly yours,

/s/ David Allinson
David Allinson of LATHAM & WATKINS LLP

cc:	Latham & Watkins LLP
Charles Nathan, Esq.
Eli Hunt, Esq.
Stephen Amdur, Esq.

Sabre Holdings Corporation
David A. Schwarte, Esq.
James F. Brashear, Esq.